UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 9, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Argos Therapeutics, Inc.

File No. 001-35443 - CF#36193

   Argos Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 2, 2018.

   Based on representations by Argos Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.49	through April 2, 2019
Exhibit 10.50	through April 7, 2025
Exhibit 10.51	through April 7, 2025

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary